Form 51-102F3

Material Change Report

1.

Name and Address of Company

Titan Trading Analytics Inc.

18104 – 102nd Avenue

Edmonton, AB  T5S 1S7

2.

Date of Material Change

January 5, 2005

3.

News Release

January 10, 2005 via Filing Services Canada

4.

Summary of Material Change

Titan Trading Analytics Inc. announced the completion of a Shares for Debt transaction. The debt extinguished was $209,809.00 and 1,748,408 common shares in the capital of the Corporation were issued at a deemed price of $0.12.

5.

Full Description of Material Change

Titan Trading Analytics Inc. (the “Corporation”) announces it has completed a Shares for Debt transaction. The debt extinguished was $209,809.00 and 1,748,408 common shares in the capital of the Corporation have been issued at a deemed price of $0.12.

The issuance of common shares in the capital of the Corporation will not result in a change of control; is pursuant to exemptions from prospectus and registration requirements; and is subject to a 12-month hold period.

Pursuant to this transaction, Mr. Kenneth W. Powell, President of the Corporation will be issued 742,533 common shares upon conversion of debt in the amount of $89,104.00. As a result, Mr. Powell will hold 3,845,833 (23.8%) of the Common Shares, options to acquire 400,000 Common Shares, and Warrants entitling the holder to acquire 1,300,000 Common Shares on exercise of the Warrants.

6.

Reliance of subsection 7.1(2) or (3) of National Instrument 51-102

N/A

7.

Omitted Information

N/A

8.

Executive Officer

Ken W. Powell, President & CEO

Telephone:  780-430-7072

9.

Date of Report

January 10, 2005